Exhibit 99.1

Westport Announces First Quarter Fiscal 2015 Conference Call for Thursday, May 7, 2015

VANCOUVER, April 30, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that it will disclose its financial results for the first quarter ended March 31, 2015 on Thursday, May 7, 2015 after market close. To coincide with the disclosure, Westport has also scheduled a conference call for Thursday, May 7, 2015 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1847. The replay will be available until May 14, 2015. Shortly after the conference call, the webcast will be archived on the Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport T: 604-718-2046, invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 30-APR-15